Pzena Focused Value Fund

RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the Pzena Focused Value Fund, a series of shares of beneficial interest of Professionally Managed Portfolios, was held on November 6, 2002 for shareholders of record as of September 30, 2002. The shareholders of the Fund voted on whether to approve a proposal to reorganize the Fund into the John Hancock Classic Value Fund. The results of the vote at the shareholder meeting held November 6, 2002 were as follows:

1. To approve the proposed  reorganization  into the John Hancock  Classic Value
Fund:

                           For              Against           Withheld

                          951,085            41,585                 -